EXHIBIT 77.H


77.H	CHANGES IN CONTROL OF REGISTRANT

Small Cap Fund (series #01):

Hanford Operations and Engineering Pension Plan  (0.0%)


International Stock Fund (series #02):

Oregon Community Foundation  (0.0%)
Lumber Ind. Pension Fund  (27.3%)


Short Term Bond Fund (series #04):

Legacy Fixed Income investment Fund  (15.7%)
Oregon Health Science University Foundation  (42.5%)

Fixed Income Securities Fund (series #05)

The Sherwood Trust  (30.4%)


Because of their shareholdings, each of the above shareholders has acquired or ceased a controlling interest in their respective series of CMC Fund Trust. The controlling interest is subject to change based upon the purchases and sales of the controlling shareholder and other shareholders within each of the Funds.
































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